

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

July 17, 2009

Mary A. Lay
Interim Chief Financial Officer
Patient Safety Technology
43460 Ridge Park Drive, Suite 140
Temecula, CA 92590

> **Re:** **Patient Safety Technology**
> **Form 10-K for the year ended December 31, 2008**
> **Form 10-K for the year ended December 31, 2007**
> **File No. 1-09727**

Dear Ms. Lay:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief